UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Itaú Corpbanca hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3ASR, as filed with the SEC on June 24, 2021 (File No. 333-257334)

On October 22, 2021, Itaú Corpbanca issued a press release relating to the sale of rights by Corp Group Banking S.A. in an auction.  The press release is attached hereto as Exhibit 99.1

In addition, Itaú Corpbanca’s summary results as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020 are attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release of Itaú Corpbanca, dated October 22, 2021

99.2	Itaú Corpbanca’s summary results as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

	By:	/s/ Cristián Toro Cañas
	Name:	Cristián Toro Cañas
	Title:	General Counsel

Date: October 22, 2021